OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

MERCER INTERNATIONAL INC.

(Name of Issuer)

Common Shares, $1.00 par value per share

(Title of Class of Securities)

5880561015

(CUSIP Number)

Greenlight Capital, L.L.C.
140 East 45th Street, 24th Floor
New York, New York 10017
Tel. No.: (212) 973-1900
Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Elliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

June 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 640497103			13 D/A

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,965,838

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,965,838

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,965,838

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 640497103			13 D/A

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,999,378

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,999,378

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,999,378

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 640497103			13 D/A

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,965,217

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,965,217

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,965,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.5%

14.	Type of Reporting Person (See Instructions): IN

AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc., relating to common shares of beneficial interest of Mercer International Inc., a Massachusetts trust organized under Washington law (the “Issuer”). This Amendment modifies the original Schedule 13D filed on June 23, 2003, as amended by Amendment No. 1 filed July 7, 2003, Amendment No. 2 filed August 7, 2003, and Amendment No. 3 filed November 24, 2003 (the “Original 13D”).

     This Amendment relates to common shares of beneficial interest of the Issuer, par value $1.00 per share (“Common Shares”), owned by (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, and (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”, and together with Greenlight Fund and Greenlight Qualified, the “Greenlight Funds”) for which Greenlight Inc. acts as the investment advisor.

Item 2. Identity and Background

     Item 2(b) of the Original 13D is hereby amended and restated as below:

     (b) The business address of each of the Reporting Persons and each of the other executive officers of Greenlight is 140 East 45th Street, 24th Floor, New York, NY 10017.

Item 3. Source and Amount of Funds

     Item 3 of the Original 13D is hereby amended by adding the following:

     On June 8, 2005, Greenlight Inc. invested $726,700 through Greenlight Offshore, Greenlight LLC invested (i) $33,300 through Greenlight Fund and (ii) $240,000 through Greenlight Qualified. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

Item 4. Purpose of the Transaction

     Item 4 of the Original 13D is hereby amended by adding the following:

     On February 9, 2005 (the “Dilution Date”), the Issuer issued 9,416,196 Common Shares, thereby decreasing the Reporting Persons’ percentage ownership by a significant amount. On June 8, 2005, the Reporting Persons purchased $1,000,000 of the Issuer’s 8.5% Convertible Senior Subordinated Notes for an aggregate purchase price of $1,085,000, and they simultaneously sold 149,000 shares of Common stock for a price of $7.25 per share.

     Each of the Reporting Persons reserves the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions, the availability of Common Shares or other factors.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

     (a) As of June 22, 2005, the Reporting Persons beneficially owned in the aggregate 3,965,217 Common Shares of the Issuer (including the immediately convertible Notes), which represents 11.5% of the Issuer’s outstanding Common Shares, which percentage was calculated by dividing (i) the 3,965,217 Common Shares (including the immediately convertible Notes) beneficially owned by the Reporting Persons as of such date, by (ii) 33,053,455 Common Shares outstanding as of May 10, 2005, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005, plus 1,548,387 Common Shares represented by the immediately convertible Notes purchased by the Greenlight Funds.

     (b) Greenlight Inc. for the account of Greenlight Offshore, has the sole power to vote and dispose of the Common Shares held by Greenlight Offshore. Greenlight LLC, for the account of Greenlight Fund and Greenlight Qualified, has the sole power to vote and dispose of the Common Shares held by such entities.

     The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 3,965,217 Common Shares owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

     (c) None, other than transactions described in Item 4.

     (d) Not Applicable.

     (e) Not Applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2005

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ David Einhorn
David Einhorn, Senior Managing Member

GREENLIGHT CAPITAL, INC.
By:	/s/ David Einhorn
David Einhorn, President

/s/ David Einhorn
David Einhorn